**Exhibit 99.1**

 Opening doors to the future®

## Press Release

**DENVER, CO – July 30, 2019**
Contact: Chris Van Ens<br>Phone: 720.348.7762

## UDR ANNOUNCES SECOND QUARTER 2019 RESULTS AND INCREASES FULL-YEAR GUIDANCE RANGES

**UDR, Inc. (the "Company") Second Quarter 2019 Highlights:**

- Net income per share was $0.12, Funds from Operations ("FFO") per share was $0.54, FFO as Adjusted ("FFOA") per share was $0.52, and Adjusted Funds from Operations ("AFFO") per share was $0.48.
- Net income attributable to common stockholders was $34.6 million as compared to $19.6 million in the prior year period. The increase was primarily due to higher gains on the sale of real estate and net operating income ("NOI") growth.
- Year-over-year same-store ("SS") revenue, expense and NOI growth was 3.7 percent, 2.3 percent and 4.2 percent, respectively.
- The Company's operating margin (property net operating income divided by property rental income) was 71.7 percent as compared to 71.4 percent in the prior year period.
- The Company continued to implement its Next Generation Operating Platform which drove SS controllable operating margin expansion of approximately 50 basis points year-over-year to 84.7 percent and restrained SS controllable expense growth to 40 basis points year-over-year.
- Acquired four apartment communities comprising 1,251 homes in Towson, MD, King of Prussia, PA, St. Petersburg, FL and Waltham, MA for $327.7 million. Subsequent to quarter-end, the Company entered into a contract to acquire a 185-home community in Englewood, NJ, for $83.6 million subject to customary closing conditions.
- Invested in a Developer Capital Program ("DCP") project in Oakland, CA with a total capital commitment of $27.3 million.
- The UDR/KFH JV sold one community in Washington, D.C. for $74.8 million. Subsequent to quarter-end, a second community was sold for $43.5 million. The Company is under contract to purchase the 70 percent it did not previously own of the third community, 1301 Thomas Circle, a 292-home property in Washington, D.C. at a valuation of $184.0 million subject to customary closing conditions. Upon closing, the JV will terminate.
- Issued approximately 460.5 thousand common shares through the Company's at-the-market equity program at a weighted average net price of $44.94 for proceeds of $20.7 million. Subsequent to quarter-end, the Company issued approximately 2.2 million shares at a weighted average net price of $45.70 for proceeds of $99.4 million. These proceeds will be used to accretively fund acquisition activity.
- Subsequent to quarter-end, the Company settled its late-June issuance of $300.0 million, 10-year unsecured debt at an effective rate of 3.46 percent after accounting for previous hedging activities.
- Increased full-year 2019 earnings and same-store growth guidance:
  - Increased net income per share guidance by $0.015 at the midpoint to $0.38 to $0.41.
  - Increased FFO per share guidance by $0.035 at the midpoint to $2.09 to $2.12.
  - Increased FFOA and AFFO per share guidance by $0.015 at the midpoints, to $2.05 to $2.08 and $1.89 to $1.92, respectively.
  - Increased SS revenue guidance by 20 basis points at the midpoint to 3.40 to 4.00 percent.
  - Decreased SS expense guidance by 50 basis points at the midpoint to 2.50 to 3.00 percent.
  - Increased SS NOI guidance by 37.5 basis points at the midpoint to 3.75 to 4.50 percent.

|  | Q2 2019 | Q2 2018 | YTD 2019 | YTD 2018 |
|---|---|---|---|---|
| **Net income per common share, diluted** | **$0.12** | **$0.07** | **$0.21** | **$0.37** |
| Conversion from GAAP share count | (0.010) | (0.007) | (0.018) | (0.035) |
| Net gain on the sale of depreciable real estate owned, incl. JVs | (0.017) | - | (0.017) | (0.237) |
| Cumulative effect of change in accounting principle | - | - | - | (0.007) |
| Depreciation and amortization, including JVs | 0.432 | 0.412 | 0.852 | 0.824 |
| Noncontrolling interests and preferred dividends | 0.012 | 0.009 | 0.022 | 0.038 |
| **FFO per common share and unit, diluted** | **$0.54** | **$0.49** | **$1.05** | **$0.96** |
| Promoted interest on settlement of note receivable, net of tax | - | - | (0.021) | - |
| Legal and other costs | - | 0.002 | 0.011 | 0.002 |
| Net gain on the sale of non-depreciable real estate owned | (0.017) | - | (0.017) | - |
| Casualty-related charges/(recoveries), including JVs, net | 0.001 | 0.003 | 0.002 | 0.006 |
| **FFOA per common share and unit, diluted** | **$0.52** | **$0.49** | **$1.02** | **$0.97** |
| Recurring capital expenditures | (0.041) | (0.043) | (0.065) | (0.066) |
| **AFFO per common share and unit, diluted** | **$0.48** | **$0.45** | **$0.96** | **$0.90** |

*A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's second quarter Supplemental Financial Information.*

## Operations

In the second quarter, total revenue increased by $21.6 million year-over-year, or 8.3 percent, to $281.3 million. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

In the second quarter, same-store NOI increased 4.2 percent year-over-year, driven by same-store revenue growth of 3.7 percent and same-store expense growth of 2.3 percent. Weighted average same-store physical occupancy remained at 96.9 percent versus the same prior year period. The second quarter annualized rate of turnover was 54.8 percent, representing a 100 basis point increase year-over-year and partially driven by the Company's Short-Term Furnished Rental Program.

**Summary of Same-Store Results Second Quarter 2019 versus Second Quarter 2018**

| Region | Revenue Growth | Expense Growth | NOI Growth | % of Same-Store NOI[1] | Same-Store Occupancy[2] | Number of Same-Store Homes[3] |
|---|---|---|---|---|---|---|
| West | 4.5% | 2.5% | 5.2% | 46.2% | 96.6% | 13,942 |
| Mid-Atlantic | 2.9% | 1.6% | 3.4% | 23.0% | 97.4% | 9,877 |
| Southeast | 4.0% | 2.4% | 4.7% | 12.6% | 96.9% | 7,683 |
| Northeast | 2.5% | 4.3% | 1.7% | 12.3% | 97.0% | 2,840 |
| Southwest | 2.5% | 0.6% | 3.8% | 5.9% | 97.0% | 3,835 |
| **Total** | **3.7%** | **2.3%** | **4.2%** | **100.0%** | **96.9%** | **38,177** |

[1] Based on Q2 2019 SS NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the second quarter, 38,177 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

In the second quarter, sequential same-store NOI increased by 2.4 percent, driven by same-store revenue growth of 1.3 percent and a same-store expense decline of 1.2 percent. Weighted average same-store physical occupancy increased by 10 basis points sequentially to 96.9 percent.

Year-to-date, for the six months ended June 30, 2019, total revenue increased by $38.9 million year-over-year, or 7.6 percent, to $552.0 million. This increase was primarily attributable to growth in revenue from operating and acquisition communities.

Year-to-date, for the six months ended June 30, 2019, same-store NOI increased 4.1 percent year-over-year, driven by same-store revenue growth of 3.7 percent and same-store expense growth of 2.7 percent. Weighted average same-store physical occupancy remained at 96.9 percent versus the same prior year period. The year-to-date annualized rate of turnover was 47.0 percent, representing a 10 basis point decrease year-over-year.

**Summary of Same-Store Results Year-To-Date 2019 versus Year-To-Date 2018**

| Region | Revenue Growth | Expense Growth | NOI Growth | % of Same-Store NOI[1] | Same-Store Occupancy[2] | Number of Same-Store Homes[3] |
|---|---|---|---|---|---|---|
| West | 4.4% | 3.0% | 4.9% | 46.4% | 96.5% | 13,942 |
| Mid-Atlantic | 3.1% | 1.4% | 3.9% | 23.1% | 97.5% | 9,877 |
| Southeast | 4.1% | 3.0% | 4.6% | 12.9% | 96.8% | 7,683 |
| Northeast | 2.3% | 5.6% | 0.9% | 12.4% | 97.0% | 2,840 |
| Southwest | 3.1% | 0.6% | 4.9% | 5.2% | 96.9% | 3,617 |
| **Total** | **3.7%** | **2.7%** | **4.1%** | **100.0%** | **96.9%** | **37,959** |

[1] Based on YTD 2019 NOI.

[2] Weighted average same-store physical occupancy for YTD 2019.

[3] For the six months ended June 30, 2019, 37,959 apartment homes were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

## Development Activity

At the end of the second quarter, the Company's development pipeline totaled $32.0 million at its pro-rata ownership interest and was 26 percent funded. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

## DCP Activity

At the end of the second quarter, the Company's DCP investments, including accrued return, totaled $243.5 million.

During the quarter, the Company committed to providing $27.3 million of capital to the 173-home Modera Lake Merritt multifamily development located in Oakland, CA. The investment yields 9.0% on the Company's capital outstanding with a profit participation upon sale of the community.

## Wholly-Owned Transactional Activity

During the quarter, the Company acquired:

- Rodgers Forge, a 498-home community located in Towson, MD, for $86.4 million or $173,500 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $1,263, occupancy of 91 percent, was 74 years old and underwent a major renovation in 2010.
- Park Square, a 313-home community located in King of Prussia, PA, for $107.3 million or $342,800 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $1,897, occupancy of 67 percent and was one year old.
- The Preserve at Gateway, a 240-home community located in St. Petersburg, FL, for $49.4 million or $205,800 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $1,434, occupancy of 95 percent and was six years old.
- Currents on the Charles, a 200-home community located in Waltham, MA, for $84.6 million or $423,000 per home. At the time of the acquisition, the community had average monthly revenue per occupied home of $2,574, occupancy of 97 percent and was four years old.

Subsequent to quarter-end, the Company entered into a contract to acquire One William, a 185-home community located in Englewood, NJ, for $83.6 million or $451,900 per home. The community had average monthly revenue per occupied home of $2,701, occupancy of 99 percent and was one year old when the contract was executed. One William is expected to close during the third quarter, subject to customary closing conditions.

**Joint Venture Transactional Activity**

During the quarter, the UDR/KFH joint venture sold one community in Washington, D.C. for $74.8 million. Subsequent to quarter-end, a second community in Washington, D.C. was sold for $43.5 million. The Company is under contract to purchase the 70 percent it does not own of the third community in the joint venture, 1301 Thomas Circle, a 292-home property in Washington, D.C. at a valuation of $184.0 million or $630,100 per home. The community had average monthly revenue per occupied home of $3,395, occupancy of 98 percent and was 13 years old when the contract was executed. Thomas Circle is expected to close in 2019, subject to customary closing conditions. Once complete, the UDR/KFH joint venture will terminate.

**Capital Markets and Balance Sheet Activity**

During the second quarter, the Company issued approximately 460.5 thousand common shares through its at-the-market equity program at a weighted average net price of $44.94 for proceeds of $20.7 million. Uses of proceeds include the acquisitions outlined in this press release and general corporate purposes.

Subsequent to quarter-end, the Company:

- Issued approximately 2.2 million common shares through its at-the-market equity program at a weighted average net price of $45.70 for proceeds of $99.4 million. Uses of proceeds include the acquisitions outlined in this press release and general corporate purposes.
- Settled its late-June issuance of $300.0 million, 10-year unsecured debt at an effective rate of 3.46 percent after accounting for previous hedging activities. Uses of proceeds include the repayment of debt, including amounts outstanding under the Company's commercial paper program, unsecured revolving credit facility and working capital credit facility, or for other general corporate purposes.

At June 30, 2019, the Company had approximately $750.6 million of liquidity through a combination of cash and undrawn capacity on its credit facilities and prior to accounting for the $300.0 million unsecured debt issuance outlined previously in this press release.

The Company's total indebtedness at June 30, 2019 was $3.87 billion. The Company ended the quarter with fixed-rate debt representing 85.7 percent of its total debt, a total blended interest rate of 3.64 percent and a weighted average maturity of 4.9 years. The Company's consolidated leverage was 32.1 percent versus 33.4 percent a year ago, its consolidated net-debt-to-EBITDAre was 5.4x versus 5.7x a year ago and its consolidated fixed charge coverage ratio was 4.9x versus 4.6x a year ago.

**Dividend**

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the second quarter of 2019 in the amount of $0.3425 per share. The dividend will be paid in cash on July 31, 2019 to UDR common stockholders of record as of July 10, 2019. The second quarter 2019 dividend will represent the 187[th] consecutive quarterly dividend paid by the Company on its common stock.

## Outlook

**For the third quarter of 2019**, the Company has established the following earnings guidance ranges.

| | |
|---|---|
| Net income per share | $0.11 to $0.13 |
| FFO per share | $0.52 to $0.54 |
| FFOA per share | $0.51 to $0.53 |
| AFFO per share | $0.46 to $0.48 |

**For the full-year 2019,** the Company increased its previously provided earnings per share guidance ranges.

| | Updated Guidance | Prior Guidance |
|---|---|---|
| Net income per share | $0.38 to $0.41 | $0.36 to $0.40 |
| FFO per share | $2.09 to $2.12 | $2.05 to $2.09 |
| FFOA per share | $2.05 to $2.08 | $2.03 to $2.07 |
| AFFO per share | $1.89 to $1.92 | $1.87 to $1.91 |

**For the full-year 2019,** the Company increased its previously provided same-store revenue and NOI growth guidance ranges and decreased its previously provided same-store expense growth guidance range.

| | Updated Guidance | Prior Guidance |
|---|---|---|
| Revenue growth | 3.40% to 4.00% | 3.00% to 4.00% |
| Expense growth | 2.50% to 3.00% | 2.75% to 3.75% |
| Net operating income growth | 3.75% to 4.50% | 3.25% to 4.25% |
| Physical Occupancy | 96.8% to 97.0% | 96.8% to 97.0% |

Additional assumptions for the Company's third quarter and full-year 2019 guidance can be found on Attachment 15 of the Company's second quarter Supplemental Financial Information. A reconciliation of FFO per share, FFOA per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's second quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's second quarter Supplemental Financial Information.

**Supplemental Information**

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

**Conference Call and Webcast Information**

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on July 31, 2019 to discuss second quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through August 31, 2019, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13692090, when prompted for the passcode.

A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

**Full Text of the Earnings Report and Supplemental Data**

The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.